UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

A-POWER ENERGY GENERATION SYSTEMS, LTD.
(Name of Issuer)

Ordinary Shares, $0.0001 par value
(Title of Class of Securities)

G04136 10 0
(CUSIP Number)

Jinxiang Lu
No. 64 Huanghai Road
Yuhong District
Shenyang, Liaoning, China 110141
+(86) 10-2431013399
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 6, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G04136 10 0	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Jinxiang Lu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
	7	SOLE VOTING POWER

		10,386,333
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		-
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		10,386,333
	10	SHARED DISPOSITIVE POWER

		-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,386,333
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

* The percentage in line 13 is calculated based on (i) the shares owned by the reporting persons, and (ii) (a) the number of shares reported by the Issuer in its Annual Report on Form 20-F as being outstanding on June 30, 2008, plus (b) the 1,000,000 Incentive Shares (as discussed in Item 3 below) issued in July 2008.

CUSIP No. G04136 10 0	Page 3 of 4 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Ordinary Shares, $0.0001 par value, of A-Power Energy Generation Systems, Ltd., a British Virgin Islands corporation (the “Issuer”). The principal executive offices of the Issuer are located at No. 64 Huanghai Road, Yuhong District, Shenyang, Liaoning, China 110141.

Item 2. Identity and Background.

(a)  Name of Person Filing: Jinxiang Lu

(b)  Address of Principal Business Office: No. 64 Huanghai Road, Yuhong District, Shenyang, Liaoning, China 110141

(c)  Principal Occupation: Chairman and CEO of the Issuer

(d)  Criminal Proceedings in Past Five Years: None

(e)  Civil Proceedings in Past Five Years: None

(f)  Citizenship: People’s Republic of China

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Lu acquired 95,000 ordinary shares (the “Shares”) of the Issuer, which are reported herein, upon the issuance of the additional shares (the “Incentive Shares”) under the Stock Purchase Agreement of April 14, 2007 with Chardan South China Acquisition Corporation (“Chardan South”). Pursuant to the Stock Purchase Agreement, the issuance of the Incentive Shares was approved by the Audit Committee of the Issuer on July 6, 2008 based on the achievement of the Net Operating Profit Target for 2007 set forth in the Stock Purchase Agreement. The Stock Purchase Agreement and the earlier issuance of shares to Mr. Lu upon the closing in January 2008 of the business combination transaction with Chardan South are discussed in greater detail in the Issuer’s Registration Statement on Form S-4 (Reg. No. 333-142894) and the Issuer’s Current Report on Form 8-K filed on January 25, 2008, which discussions are incorporated by reference herein.

Item 4. Purpose of Transaction.

Mr. Lu acquired the Shares for investment purposes. The Shares were issued as a portion of the consideration payable to him under the previously negotiated Stock Purchase Agreement with Chardan South and its subsidiary, the Issuer.

As the Chairman and CEO of the Issuer, Mr. Lu has in the past and will continue in the future to engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, price levels of the ordinary shares of Common Stock, other investment opportunities available, prudent diversification strategies, conditions in the securities market and general economic and industry conditions, Mr. Lu may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, purchasing additional shares or selling some or all of the Shares held by him, and/or otherwise changing his intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)  The aggregate number and percentage of the shares of Common Stock beneficially owned:

Following the issuance of the Incentive Shares, Mr. Lu owns 10,328,000 shares of the Issuer. Additionally, as of June 30, 2008 he has 58,333 shares subject to a stock option that are or will be exercisable within 60 days of June 30, 2008. As a result, he beneficially owns 10,386,333 shares, which represents 30.8% of the Issuer’s outstanding shares.

(b)  Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 10,386,333

CUSIP No. G04136 10 0	Page 4 of 4 Pages

(ii)	shared power to vote or to direct the vote: None

(iii)	sole power to dispose or to direct the disposition of: 10,386,333

(iv)	shared power to dispose or to direct the disposition of: None

(c)  Except for the issuance of the Incentive Shares reported herein, Mr. Lu has not acquired any shares of the Issuer in the past 60 days.

(d)  Mr. Lu does not know of any other persons who have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by him.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As discussed in the Issuer’s Registration Statement on Form S-4 (Reg. No. 333-142894) and the Issuer’s Current Report on Form 8-K filed on January 25, 2008, pursuant to the Stock Purchase Agreement with Chardan South, Mr. Lu is entitled to receive up to a total of 9,000,000 shares (1,000,000 per year for 2007 through 2009 and 2,000,000 per year for 2010 through 2012, each year on an all-or-none basis), if on a consolidated basis the Issuer generates net operating profits exceeding the targets specified in the Stock Purchase Agreement. The first 1,000,000 shares of these Incentive Shares were issued in July 2008 based on net operating profits for 2007. Pursuant to an agreement between Mr. Lu and John S. Lin, Mr. Lu will assign to Mr. Lin 5% of any incentive shares issued to Mr. Lu.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 Stock Purchase Agreement (incorporated by reference from the Issuer’s Registration Statement on Form S-4 (Reg. No 333-142894).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 17, 2008

/s/ Jinxiang Lu
Jinxiang Lu